KRAMER LEVIN NAFTALIS & FRANKEL LLP

PETER G. SMITH
PARTNER

PHONE  212-715-7401
FAX  212-715-8000
PSMITH@KRAMERLEVIN.COM

March 16, 2015

VIA EDGAR

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-0405

Re:

The Eastern Company (“Eastern” or the “Company”)
Preliminary Proxy Statement (the “Preliminary Proxy Statement”) filed on Schedule 14A filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., Hilco, Inc., LNA Capital Corp., James A. Mitarotonda and Michael A. McManus, Jr. (the “Barington Group”)
Filed on March 2, 2015
Definitive Additional Soliciting Materials filed on Schedule 14A by the Barington Group
Filed March 10, 2015 by
File No. 001-35383

Dear Ms. Duru:

On behalf of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., Hilco, Inc., LNA Capital Corp., James A. Mitarotonda and Michael A. McManus, Jr. (collectively, the “Barington Group”), we hereby provide the Barington Group’s responses to your letter dated March 13, 2015 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.

Please include information as of the most reasonable practicable date and fill in all blanks. For example, revise to update information required by Item 5(b) of Schedule 14A.

The Barington Group acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement to provide updated information where reasonably possible.

The Proposals, page 2

Proposal No. 1-Election of the Barington Group Nominees as Directors, page 2

2.

Please refer to the last sentence of the second paragraph in Mr. Mitarotonda’s biographical sketch where Mr. Mitarotonda confirms that he will resign from one of the public company boards upon which he serves or is standing for election, if he is elected to Eastern’s board. We note that if elected to Eastern’s board, Mr. Mitarotonda would be elected to serve for a three year term. Given Mr. Mitarotonda’s intentions with respect to his service on the other public company boards referenced in the biographical sketch, please clearly disclose whether Mr. Mitarotonda is reserving the right to resign from Eastern’s board before the end of the three year term in circumstances involving Mr. Mitarotonda’s subsequent nomination and election to another public company board.

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The disclosure in the Preliminary Proxy Statement has been supplemented in response to the Staff’s comment to clarify that, if elected, Mr. Mitarotonda intends to serve his full three-year term on Eastern’s Board of Directors and does not intend to resign before the end of such term in circumstances involving his subsequent nomination and election to another public company board.

Background of Proxy Solicitation, page 6

3.

Throughout this section, you refer to the series of suggestions the Barington Group made to company management regarding the company’s operations and future performance. Please delineate specific plan(s) or proposal(s) the Barington Group and/or its nominees have regarding the Eastern Company. If there are no specific plans, revise to clearly state this fact.

The disclosure in the Preliminary Proxy Statement has been supplemented in response to the Staff’s comment to provide better clarity and more specific information regarding the Barington Group’s recommendations to the Company’s management.

4.

Please refer to our comment above and tell us supplementally whether any of the participants have been approached by or have approached any parties interested in entering into a strategic financial transaction with Eastern. Specifically, please advise us of whether arrangements have been negotiated between the participants and any other party that are contingent on the participants’ nominees gaining board representation.

As disclosed in the Preliminary Proxy Statement, Synalloy Corporation (“Synalloy”) sent Barington a copy of its January 2, 2015 letter to the Company expressing Synalloy’s interest in the possible acquisition of the Company. Mr. Mitarotonda has also spoken with a representative of Synalloy regarding such letter.  The Barington Group advises, however, that no arrangements have been negotiated between the participants and Synalloy (or any other party) that are contingent on the participants’ nominees gaining board representation.

5.

Please revise to provide all the information required by Item 5(b) of Schedule 14A with respect to each participant. In this regard, we refer to the description of compensation and indemnification agreements/arrangements entered into between the Barington Group and Mr. McManus, as outlined in a February 19, 2015 letter from the Barington Group to the company, which is filed as an exhibit to the Barington Group’s SC 13D filed on February 23, 2015.

The Barington Group acknowledges the Staff’s comment and advises that the Barington Group and Mr. McManus have not entered into, and do not expect to enter into, an agreement regarding indemnification or compensation.  Barington or one of its affiliates intends to reimburse Mr. McManus for any costs or expenses that may be incurred by him in connection with being named as a nominee, and the disclosure in the Preliminary Proxy Statement has been supplemented to provide disclosure to this effect.

6.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure to characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions and/or provide the requisite support for the statements:

•

references to the company’s anemic growth and low returns on capital; and,

•

the examples that were provided to company management that demonstrated how Barington’s recommendations “helped improve long-term shareholder value at other publicly traded companies...”

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

In response to the Staff’s comment, the Barington Group has revised certain disclosure in the Preliminary Proxy Statement.  Support for the Barington Group’s revised assertion that Barington has “helped improve long-term shareholder value at other publicly traded companies such as A. Schulman and Gerber Scientific” is being provided supplementally to the Staff in the form of an analyst report and copies of articles, including those referenced in footnote 2 of the Preliminary Proxy Statement.  The attached supporting documents are marked to clearly identify the specific information relied upon by the Barington Group and the source of the data utilized.

Solicitation of Proxies, page 10

7.

We note that you plan on soliciting proxies by mail, advertisement, telephone, facsimile, or in person... Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Barington Group confirms that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, will be filed under cover of Schedule 14A on the date of first use.

8.

Further to our comment above. Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

The Barington Group does not currently have any plans to solicit via Internet chat rooms, but reserves the right to do so in the future.  The Barington Group confirms that it will comply with Rules 14a-6 and 14a-9 for any such online communications.

Definitive Additional Soliciting Materials filed March 10, 2015

9.

It is not apparent that the comparative performance metrics that you have chosen to highlight necessarily are reflective of poor corporate governance, although this is implied by your statements. Please avoid such unqualified statements in future filings or provide further support and clarification for such statements. Refer generally to Rule 14a-9.

The Barington Group acknowledges the Staff’s comment and undertakes to avoid any unqualified statements in future filings or provide further support and clarification for such statements.

Pursuant to the Staff’s request in the Comment Letter, the acknowledgments are attached as Annex A to this letter.

We trust that the foregoing responses on behalf of the Barington Group will fully address the Staff’s comments as set forth in the Comment Letter.  If you have any questions or comments regarding these responses, please do not hesitate to contact me.

Sincerely,

/s/ Peter G. Smith

Peter G. Smith

cc:

Jared L. Landaw, Esq.

Chief Operating Office and General Counsel

Barington Capital Group, L.P.

Annex A

The undersigned hereby acknowledge that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By:	Barington Companies Investors, LLC, its general partner

By:	/s/ James A. Mitarotonda
James A. Mitarotonda
Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By:	/s/ James A. Mitarotonda
James A. Mitarotonda
Managing Member

BARINGTON CAPITAL GROUP, L.P.
By:	LNA Capital Corp., its general partner

By:	/s/ James A. Mitarotonda
James A. Mitarotonda
Chairman and CEO

LNA CAPITAL CORP.

By:	/s/ James A. Mitarotonda
James A. Mitarotonda
Chairman and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

HILCO, INC.

By:	/s/ Eric W. Kaup
Eric W. Kaup
Secretary

/s/ Michael A. McManus, Jr.
Michael A. McManus, Jr.